HUNTINGTON INSURANCE
ATTN:	Vicky Dielman
37 W BROAD ST - 7TH FL
COLUMBUS, OH 43215

INSURED:	CAPITOL SERIES TRUST
PRODUCT:	DFIBond
POLICY NO:	82341176
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 20, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 19, 2017

FEDERAL INSURANCE COMPANY

Endorsement No:	11

Bond Number:	82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust

Meritage Growth Equity Fund

Meritage Value Equity Fund

Meritage Yield-Focus Equity Fund

First Security Municipal Bond Fund

Fuller & Thaler Behavioral Core Equity Fund

Preserver Alternative Opportunities Fund

Canterbury Portfolio Thermostat Fund

Hedeker Strategic Appreciation Fund

Fuller & Thaler Behavioral Small-Cap Growth Fund

Fuller & Thaler Behavioral Mid-Cap Value Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 20, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 19, 2017